UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Bitauto Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.00004 per share
(Title of Class of Securities)

091727925
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727925	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dongting Lake Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,046,106
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,046,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
14	TYPE OF REPORTING PERSON CO

*  All percentages herein are calculated based on 70,726,025 ordinary shares, par value $0.00004 per share (the “Ordinary Shares”) outstanding as of June 17, 2016, which take into account the issuance of Ordinary Shares contemplated in the 2016 Subscription Agreement (as defined herein) and include the Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

CUSIP No. 091727925	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morespark Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,471,577
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,471,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,471,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 091727925	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL E Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 965,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 965,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 091727925	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,482,683
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,482,683
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,482,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 091727925	SCHEDULE 13D	Page 6 of 13

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “BITA.” As described below, Morespark and Dongting (each as defined below) only beneficially own Ordinary Shares; while THL (as defined below) owns ADSs and beneficially owns Ordinary Shares underlying such ADSs.

Item 2. Identity and Background

(a) – (c), (f)  This Statement is being filed jointly by:

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii)	Morespark Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Morespark”);

(iii)	Dongting Lake Investment Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Dongting”); and

(iv)	THL E Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“THL”).

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal address of Morespark is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal address of Dongting is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of THL is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Tencent is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).  Each of Morespark, Dongting, and THL is a direct wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

CUSIP No. 091727925	SCHEDULE 13D	Page 7 of 13

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Morespark, Dongting, THL, and Tencent, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Dongting, JD.com Global Investment Limited (“JD Global”), a special purpose vehicle of JD.com, Inc. (“JD”), and JD entered into a Share Subscription Agreement with the Issuer on January 9, 2015 (the “2015 Subscription Agreement”), pursuant to which the Issuer issued to Dongting 2,046,106 Ordinary Shares for an aggregate purchase price of US$150 million in cash.

Morespark, JD Global, and Baidu Holdings Limited, a special purpose vehicle of Baidu, Inc., entered into a Share Subscription Agreement with the Issuer on June 6, 2016, a copy of which is attached hereto as Exhibit 2 (the “2016 Subscription Agreement”). The description of the 2016 Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Pursuant to the 2016 Subscription Agreement, the Issuer issued to Morespark 2,471,577 Ordinary Shares (the “2016 Subscription Shares”) for an aggregate purchase price of US$50 million in cash on June 17, 2016.

On March 9, 2015, THL acquired an aggregate of 1,000,000 ADSs in open market purchases at a purchase price of $26.52 per share.  Subsequently, on December 24, 2015, THL disposed of 35,000 ADSs at a sales price of $28.01 per share.
Dongting, Morespark, and THL used the working capital of Tencent, its parent holding company, to acquire their respective Ordinary Shares.

CUSIP No. 091727925	SCHEDULE 13D	Page 8 of 13

Item 4. Purpose of Transaction

 As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of Ordinary Shares by Morespark pursuant to the 2016 Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired an aggregate of approximately 7.8% of the total Ordinary Shares outstanding, or an aggregate of 5,482,683 Ordinary Shares.

The Reporting Persons acquired the Ordinary Shares for investment purposes. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the certificate of incorporation and bylaws of the Issuer, as amended, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents described in Item 6 below, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or other financial instruments of or related to the Issuer or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as set forth in this Statement or in the transaction documents described under Item 6 below, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any person named in Appendix A hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

CUSIP No. 091727925	SCHEDULE 13D	Page 9 of 13

Item 5. Interest in Securities of the Issuer

(a) - (b) As of the date of this Statement, Morespark may be deemed to have beneficial ownership and shared power to vote or direct the vote of 2,471,577 Ordinary Shares; Dongting may be deemed to have beneficial ownership and shared power to vote or direct the vote of 2,046,106 Ordinary Shares; THL may be deemed to have beneficial ownership and shared power to vote or direct the vote of 965,000 Ordinary Shares; and Tencent may be deemed to have beneficial ownership and sole power to vote or direct the vote of 5,482,683 Ordinary Shares.
On June 17, 2016, Tencent acquired a beneficial interest in 2,471,577 Ordinary Shares pursuant to the 2016 Subscription Agreement, and was deemed to beneficially own 5,482,683 Ordinary Shares, representing an aggregate of 7.8% of the Issuer’s outstanding Ordinary Shares and consisting of (i) 2,471,577 Ordinary Shares acquired by Morespark pursuant to the 2016 Subscription Agreement, (ii) 2,046,106 Ordinary Shares acquired by Dongting in February 2015 and (iii) 965,000 Ordinary Shares underlying ADSs acquired by THL in open market purchases in March 2015.
The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 70,726,025 Ordinary Shares outstanding as of June 17, 2016, which take into account the issuance of Ordinary Shares contemplated in the 2016 Subscription Agreement, and include the Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(c) Except for the acquisition of 2,471,577 Ordinary Shares on June 17, 2016 as contemplated by the 2016 Subscription Agreement and as described elsewhere in this Statement, there have been no transactions in the Ordinary Shares by the Reporting Persons during the past 60 days and, to the knowledge of the Reporting Persons, there have been no transactions in the Ordinary Shares by any of the persons identified in Appendix A hereto during the past 60 days.

The information set forth in Item 3 above and in Item 6 is also incorporated herein by reference.

CUSIP No. 091727925	SCHEDULE 13D	Page 10 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

2016 Subscription Agreement

Morespark, JD Global, and Baidu Holdings Limited entered into the 2016 Subscription Agreement with the Issuer on June 6, 2016. Pursuant to the 2016 Subscription Agreement, the Issuer issued to Morespark 2,471,577 Ordinary Shares in exchange for a purchase price of US$50,000,000 in cash on June 17, 2016.  Also pursuant to the 2016 Subscription Agreement, the Issuer issued 2,471,577 Ordinary Shares to each of JD Global and Baidu Holdings Limited, for a purchase price of US$50 million in cash, from each of the entities respectively.

Lock-up restriction. Pursuant to the 2016 Subscription Agreement, Morespark has agreed not to offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of, directly or indirectly, any of the 2016 Subscription Shares, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the 2016 Subscription Shares, until ninety days after the closing on June 17, 2016. JD Global and Baidu Holdings Limited are subject to the same lock-up restriction with respect to the Ordinary Shares they acquired pursuant to the 2016 Subscription Agreement.

Standstill restriction. Pursuant to the 2016 Subscription Agreement, Morespark has agreed that, without the Issuer’s prior written consent, neither Morespark nor any of its affiliates (including Dongting, THL and Tencent) will, directly or indirectly, (i) in any way acquire, offer or propose to acquire or agree to acquire legal title to or beneficial ownership of any securities of the Issuer; (ii) make any public announcement with respect to or submit any proposal for, the acquisition of any securities of the Issuer or with respect to any merger, consolidation, business combination, restructuring, recapitalization or purchase of any substantial portion of the assets of the Issuer or any of its subsidiaries; (iii) seek or propose to influence, advise, change or control the management, the board of directors, governing instruments or policies or affairs of the Issuer by way of any public communication or communication with any person other than the Issuer, or make, or in any way participate in, any solicitation of proxies, until ninety days after the closing on June 17, 2016. JD Global and Baidu Holdings Limited are subject to the same standstill restriction pursuant to the 2016 Subscription Agreement.

The 2016 Subscription Agreement contains customary representations, warranties and indemnities from each of Morespark, JD Global, Baidu Holdings Limited and the Issuer for a transaction of this nature.

The foregoing description of the 2016 Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the 2016 Subscription Agreement. A copy of the 2016 Subscription Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. 091727925	SCHEDULE 13D	Page 11 of 13

Amended and Restated Investor Rights Agreement

On June 17, 2016, Dongting, Morespark, JD Global, and Baidu Holdings Limited entered into an Amended and Restated Investor Rights Agreement with the Issuer, to amend and restate the Investor Rights Agreement dated February 16, 2015 by and among Dongting, JD Global, and the Issuer. Pursuant to the Amended and Restated Investor Rights Agreement, Dongting and Morespark have received certain registration rights, a brief summary of which is set forth below:

Demand registration rights. Registrable securities refer to all of the Ordinary Shares acquired by Morespark, Dongting, JD Global, and Baidu Holdings Limited pursuant to the 2015 Subscription Agreement and/or the 2016 Subscription Agreement. Holders of at least 50% of the registrable securities then outstanding have the right to demand that the Issuer file a registration statement covering the registration of registrable securities with a market value in excess of US$100 million. However, the Issuer is not obligated to effect any demand registration if it has already effected a registration within the six-month period preceding the demand. The Issuer is obligated to effect only three demand registrations for each of Morespark, Dongting, JD Global, and Baidu Holdings Limited. The demand registration rights in the Amended and Restated Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Piggyback registration rights. If the Issuer proposes to file a registration statement for a public offering of its securities other than a registration statement relating to any employee benefit plan or a corporate reorganization, the Issuer must offer holders of its registrable securities an opportunity to include in the registration all or any part of their registrable securities. The demand registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Form F-3 registration rights. Holders of a majority of the registrable securities then outstanding have the right to request the Issuer to effect registration statements on Form F-3. However, the Issuer is not obligated to effect any such registration, if the proceeds from the sale of registrable securities (net of underwriters’ discounts or commissions) will be less than US$1.0 million or the Issuer has already effected a registration within the six-month period preceding the request.

Expenses of obligations. The Issuer will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable expenses of one legal counsel for the holders, but excluding underwriting discounts and selling commissions and ADS issuance fees charged by the depositary bank of the Issuer. Holders of registrable securities will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for the Issuer’s account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

CUSIP No. 091727925	SCHEDULE 13D	Page 12 of 13

The foregoing description of the Amended and Restated Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Amended and Restated Investor Rights Agreement. A copy of the Amended and Restated Investor Rights Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

The Reporting Persons entered into a Joint Filing Agreement on June 27, 2016 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of June 27, 2016, by and among Morespark Limited, THL E Limited, Tencent Holdings Limited and Dongting Lake Investment Limited, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Exhibit 2:	Subscription Agreement, dated June 6, 2016, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Morespark Limited and Baidu Holdings Limited.

Exhibit 3:	Amended and Restated Investor Rights Agreement, dated June 17, 2016, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited.

CUSIP No. 091727925	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2016

DONGTING LAKE INVESTMENT LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Authorized Representative

MORESPARK LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Authorized Representative

THL E LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Authorized Representative

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Authorized Representative

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Morespark
The directors for Morespark Limited are as follows:
Name	Present Principal Employment	Citizenship
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

The executive officers for Morespark Limited are as follows:
Name	Present Principal Employment	Citizenship
Lau Suk Yi	Secretary	People’s Republic of China

Tencent
The directors for Tencent Holdings Limited are as follows:
Name	Present Principal Employment	Citizenship
Ma Huateng	Executive Director, Chairman of the Board and Chief Executive Officer of Tencent Holdings Limited	People’s Republic of China
Lau Chi Ping Martin	Executive Director and President of Tencent Holdings Limited	People’s Republic of China (Hong Kong SAR)
Charles St Leger Searle	Non-executive Director of Tencent Holdings Limited, Chief Executive Officer of Naspers Internet Listed Assets	Republic of South Africa
Jacobus Petrus (Koos) Bekker	Non-executive Director of Tencent Holdings Limited, Non-executive Chairman of Naspers	Republic of South Africa
Li Dong Sheng
Independent Non-executive Director of Tencent Holdings Limited, Chairman and Chief Executive Officer of TCL Corporation, Chairman of TCL Multimedia Technology Holdings Limited, Chairman of TCL Communication Technology Holdings Limited
People’s Republic of China
Iain Ferguson Bruce	Independent Non-executive Director of Tencent Holdings Limited	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-executive Director of Tencent Holdings Limited, Chief Executive Officer of Saudi Integrated Telecom Company, Director of Franco Development Ltd	People’s Republic of China (Hong Kong SAR)

The executive officers for Tencent Holdings Limited are as follows:
Name	Present Principal Employment	Citizenship
Ma Huateng	Executive Director, Chairman of the Board, Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	Executive Director, President	People’s Republic of China (Hong Kong SAR)
David A.M. Wallerstein	Chief eXploration Officer, Senior Executive Vice President	United States of America
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer, President of Interactive Entertainment Group and Mobile Internet Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer, Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
John Shek Hon Lo	Chief Financial Officer, Senior Vice President	People’s Republic of China (Hong Kong SAR)

Dongting Lake Investment Limited
The directors for Dongting Lake Investment Limited are as follows:
Name	Present Principal Employment	Citizenship
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa
Dongting Lake Investment Limited does not have any executive officers

THL E Limited
The directors for THL E Limited are as follows:
Name	Present Principal Employment	Citizenship
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa
THL E Limited does not have any executive officers.